Filed by chinadotcom corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 and Rule 14d-2 under the

Securities Exchange Act of 1934

Subject Company: Pivotal Corporation

Commission File No.: 0-26867

Safe Harbor Statements

This communication is not a solicitation of a proxy from any security holder of Pivotal. Nor is this communication an offer to purchase nor a solicitation of an offer to sell securities. Any offer will be made only through an exchange offer statement, information circular, proxy statement or similar document. Investors and security holders are strongly advised to read such document regarding the transaction referred to in this communication, if and when such document is filed and becomes available, because it will contain important information. Any such document would be filed by CDC Software with the United States Securities and Exchange Commission (“SEC”). Investors and security holders may obtain a free copy of such document (if and when filed and available) and other relevant documents related to the proposed transaction on the SEC’s web site at: <www.sec.gov>. Any such document and related materials may also be obtained for free by directing such requests to CDC Software at the contact details set forth below. CDC Software and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Pivotal security holders in favor of the proposed transaction, should CDC Software solicit such proxies. Information regarding the security ownership and other interests of CDC Software’s executive officers and directors will be in included in any such exchange offer statement, information circular, proxy statement or similar document.

This communication includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on chinadotcom management’s current expectations and are subject to risks and uncertainties and changes in circumstances. All forward-looking statements included in this communication are based upon information available to chinadotcom as of the date of the communication, and it assumes no obligation to update or alter its forward looking statements whether as a result of new information, future events or otherwise. Further information on risks or other factors that could affect chinadotcom’s results of operations is detailed in its filings with the SEC, including the Annual Report for the year ended December 31, 2002 on Form 20-F filed on June 16, 2003 and the Form 6-K filed on October 3, 2003 which contain revised and updated sections of the Form 20-F.

The following article about the proposed transaction with Pivotal includes quotes from interviews with a member of chinadotcom’s senior management. The article was authored by third parties and should not be viewed as statements by chinadotcom corporation.

Friday November 21, 9:41 AM

CDC/Pivotal: ‘We Are Really Sincere,’ Chinadotcom CEO

By Stuart Weinberg

Of DOW JONES NEWSWIRES

TORONTO (DOW JONES)—CDC Software Corp. has agreed to complete its due-diligence review of Pivotal Corp. (PVTL) by Dec. 4, a move that gives it a fighting chance in the takeover battle for the Vancouver customer relationship software maker. Pivotal is the subject of a bidding war among three companies: CDC, Oak Investment Partners and Onyx Software Corp. (ONYX).

CDC, a subsidiary of Chinadotcom Corp. (CHINA), previously had indicated it needed up to 30 days to complete its due-diligence review. This all but eliminated its chances of success, as Oak’s friendly $1.78-a-share bid is set to expire Dec. 9. If Pivotal shareholders, who are scheduled to vote on Oak’s bid on Friday, reject Oak’s bid, they risk receiving nothing because there’s no guarantee CDC will tender a bid for Pivotal after completing its due diligence review.

Faced with that uncertainty, Pivotal shareholders would have been forced to tender to the Oak bid Friday, which a number of Pivotal shareholders made clear to CDC on a conference call held earlier Thursday.

“Do you want to buy this company or don’t you?” one Pivotal shareholder asked CDC executives on the call.

In an exclusive interview with Dow Jones late Thursday, during which he revealed the news of the shortened due diligence period, Chinadotcom Chief Executive Peter Yip indicated that CDC was very serious about acquiring Pivotal. “We are really sincere,” he said.